UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Christopher Williams

Chief Executive Officer

CW Petroleum Corp

23501 Cinco Ranch Blvd., Ste H120 - #325

Katy, Texas 77494

(Full mailing address of principal executive offices)

(713) 857-8142

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-K for the fiscal year ended December 31, 2018. Historical results are not necessarily indicative of future results.

Management believes that the company is now positioned for future growth as the potential to acquire growth capital through a public offering has been achieved via the Qualification by the SEC of its’ Reg 1-A Tier 2 filing on October 4, 2018. CW has applied for a Ticker Symbol from FINRA and has applied to the OTC Markets for an OTCQB listing. The company hopes to be listed early in the fourth quarter of 2019.

Under the Reg A rules for financial reporting, the company is obligated to file unaudited semi-annual and audited annual financial statements.

Due to the high working capital requirements for the acquisition of inventory over the last few years, the company’s growth has been limited. With the potential of additional capital from the Reg 1-A and recent marketing efforts, management believes that the company will be on track to expand its’ sales of Biodiesel, Gasoline, Diesel Fuel, and Specialty Fuel Blends utilizing the company’s own trucking operation and the various Pipelines on which it is approved to ship refined products.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-K (File No. 24R-00176), which was filed with the Securities and Exchange Commission, or SEC, on April 30, 2019 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not be able to have our content accepted by the marketplace; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) Our ability to compete effectively; (9) our ability to source and finance video entertainment products (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

Operations

Our revenue for the six months ended June 30, 2019 was approximately $2.9 million, a 111% increase from the six months ended June 30, 2018 revenue of $1.4 million. We recognized $24,387 in bonuses or rebates in the six months ended June 30, 2019 as opposed to $85,514 in the six months ended June 30, 2018.

Cost of revenue amounted to $2.4 million for the six months ended June 30, 2019, a 122% increase from the prior six months ended June 30, 2018 total of $1 million resulting in part by the increase in sales.

Our gross margin on total costs of revenue amounted to approximately $500 thousand in the six months ended June 30, 2019, a 72% increase from the prior six months ended June 30, 2018 total of approximately $290 thousand.

For the six months ended June 30, 2019, we produced net income of $88,575, a $100,766 increase from the six months ended June 30, 2018, resulting primarily from the significant increase in our operations offset by a reduction in our margins of nine-teen percent (19%).

Liquidity

CW has no committed sources of funds and will be dependent on funds provided or obtained by the existing shareholders until other sources of funds are obtained. The existing shareholder’s ability to provide funds is limited. All funding to date has been provided by the shareholders, operations and equipment financing.

On June 30, 2019, our cash balance amounted to approximately $225 thousand compared to approximately $180 thousand at the end of 2018. Our net working capital has increased by approximately $138,000 but remains a deficit of almost $50,000.

Cash Flow

Cash generated from operations amounted to $107,172 thousand, a 56% decrease from 2018. This reduction resulted primarily from an increase in net income offset by increased accounts receivable.

During 2019, our cash used in investing activities was $10 thousand, a small increase over 2018, from the acquisition of assets.

Cash used in financing activities in 2019 was about $53 thousand in debt payments on installment notes on transportation equipment. We continue to add installment debt for the acquisition of assets to the tune of $108 through in 2019 compared to about $70 thousand in the similar period in 2018.

Trends

Our only trend information relates to the price of oil. We have a limited capacity of inventory storage and containment facilities which limited our revenue capacity. Therefor increases and decreases in revenue a primarily attributable to the price of diesel fuel, gasoline, and biodiesel.

Item 2. Other Information

NONE

CW PETROLEUM CORP

Index to Consolidated Financial Statements

June 30, 2019

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

(Unaudited)

	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash	$224,774	$180,260
Accounts receivable
Trade, net	193,665	128,155
Inventory	127,607	127,607
Fuel bond	2,000	2,000
Total current assets	548,046	438,022
Property and equipment, net	358,219	308,846
Other assets	3,234	3,234
Total assets	$909,499	$750,102
LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$248,878	$233,356
Short term notes payable – related party	295,000	295,000
Current maturities of long-term debt	52,658	96,725
Total current liabilities	596,536	625,081
Long-term debt, net	311,046	211,679
Total liabilities	$907,582	$836,760
Shareholders’ equity (deficit)
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 11,698,500 issued and outstanding as of June 30, 2019 and December 31, 2018	1,170	1,170
Additional Paid-in capital	198,567	198,567
Accumulated deficit	(197,920)	(286,495)
Total shareholders’ equity (deficit)	1,917	(86,658)
Total liabilities and shareholders’ equity (deficit)	$909,499	$750,102

The accompanying notes are an integral part of these financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operations
Revenue
Fuel sales	$1,805,257	$782,757	$2,836,066	$1,268,431
Bonuses and rebates	20,887	-	24,387	85,514
Total revenue	1,826,144	782,757	2,860,453	1,353,945
Cost of revenue
Cost of fuel sold	1,462,475	624,962	2,269,585	1,038,461
Freight	21,500	-	23,200	-
Transport costs	35,955	14,943	67,765	25,398
Total cost of revenue	1,519,930	639,905	2,360,550	1,063,859
Margin on operations	306,214	142,852	499,903	290,086
Gain on sale of asset	-	-	-	32,316
Operating expenses	174,842	161,720	389,337	306,765
Earnings (loss) from operations	131,372	(18,868)	110,565	15,637
Interest expense	19,437	17,466	21,989	23,497
Loss before income taxes	111,935	(36,334)	88,576	(7,860)
Income tax recovery
Current	-	(1,885)	-	(4,331)
Net income (loss)	$111,935	(38,219)	$88,575	(12,191)
Earnings Per Share
Weighted average shares outstanding	11,698,500	11,475,000	11,698,500	11,475,000
Basic and fully diluted loss per share	(0.01)	(0.00)	$(0.01)	(0.00)

The accompanying notes are an integral part of these financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

(Unaudited)

	For the Six Months Ended
	June 30, 2019	June 30, 2018
Cash flows from operating activities
Net income (loss)	$88,575	$(12,191)
Depreciation	68,585	57,308
Imputed Interest	-	-
Changes in
Accounts receivable	(65,510)	36,803
Inventory	-	126,000
Prepaid expenses	-	20,147
Accounts payable and accrued expenses	15,522	15,756
Other Assets		307
Net cash provided by operations	107,172	244,130
Cash flows from investing activities
Acquisition of property and equipment	(10,000)	(7,469)
Cash received from sale of fixed assets		-
Net cash used in investing activities	(10,000)	(7,469)
Cash flows from financing activities
Proceeds from sale of stock	-	-
Debt proceeds		-
Debt payments	(52,658)	(47,925)
Cash flows used in financing activities	(52,658)	(47,925)
Net increase in cash and cash equivalents	44,513	188,736
Cash and cash equivalents
Beginning of year	180,260	28,800
End of year	$224,774	217,536
Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$(11,703)	(11,703)
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$(107,958)	(73,044)
Notes settled with property disposals	$-	-
Forgiveness of accrued compensation – related party	-	-

The accompanying notes are an integral part of these financial statements

F-4

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2019

(Unaudited)

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets as of June 30, 2019 and December 31, 2018, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information, the instructions to Form 1-SA and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited, consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2019, and the cash flows and results of operations for the six-month periods ended June 30, 2019 and 2018. Such adjustments consisted only of normal recurring items. The results of operations for the six-month periods ended June 30, 2019 and 2018 are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accounting policies followed by the Company are set forth in Note 1 to the Company’s consolidated financial statements contained in the Company’s Offering Statement (Regulation A) on Form 1-K filed on April 30, 2019, and it is suggested that these interim consolidated financial statements be read in conjunction therewith.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Accounting Pronouncements Recently Issued and Adopted

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of June 30, 2019, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

Accounting Pronouncements Recently Issued and Not Yet Adopted

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. ASU 2018-18 is effective for public companies for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-18 should generally be applied retrospectively to the date of initial application of Topic 606. Management is currently assessing the impact ASU 2018-18 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

F-5

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2019

(Unaudited)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820) (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements. ASU 2018-13 is effective for public companies for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the impact ASU 2018-13 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

Note 2 – Going Concern

As reflected in the accompanying financial statements, the Company had a net income of $88,575, net cash provided by operations of $107,171 for the period ended June 30, 2019 and has an accumulated deficit of $197,919, as of June 30, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on Management’s plans which include further implementation of its business plan and continuing to raise funds through debt or equity financings. The Company will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts Receivable

CW has accounts receivable of $219,249 and $149,504, net of an allowance for bad debt of $25,584 and $21,349, as of June 30, 2019 and December 31, 2018, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	June 30, 2019	December 31, 2018
Balance as of beginning of period	$21,349	$31,746
Charges to provision for bad debt	4,235	(10,397)
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$25,584	$21,349

F-6

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2019

(Unaudited)

Note 4 – Inventories

Inventories as of June 30, 2019 and December 31, 2018, consists of the following:

Description	June 30, 2019	December 31, 2018
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 5 - Property and Equipment

The amount of property and equipment as of June 30, 2019 and December 31, 2018, consist of the following:

Description	June 30, 2019	December 31, 2018
Furniture, fixtures and equipment	$37,259	$25,222
Transportation equipment	720,220	614,299
Total property cost	$757,479	$639,521
Accumulated depreciation	399,259	330,675
Property and equipment, net	$358,219	$308,846

For the six months ended June 30, 2019 and 2018, CW recorded depreciation expense of $68,585 and $121,305, respectively. We acquired equipment of $117,958 and $80,513 during the six months ended June 30, 2019 and 2018, respectively.

Note 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 7.98% and 6.98% as of June 30, 2019 and December 31, 2018, respectively. The terms of these notes range from 36 to 72 months and average 59. Total payments under these notes amounted to $12,305 and $9,232 as of June 30, 2019 and December 31, 2018, respectively.

In 2019, CW acquired notes of $107,958 for property and equipment and made repayments of $52,658 and acquired notes of $76,485 for property and equipment and made repayments of $89,755 in 2018.

F-7

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2019

(Unaudited)

As of June 30, 2019, the aggregate annual maturities of debt are as follows:

Year Ending December 31, 2019	Amount
2019	$57,446
2020	108,297
2021	79,291
2022	68,431
2023	33,965
Thereafter	16,275
Total	$363,704

Note 7 – Related Party Transactions

Short term notes payable includes $295,000 and $295,000 as of June 30, 2019 and 2018, respectively of noninterest-bearing loans from related parties. Interest expense of $11,703 and $11,703 was imputed for the six months ended June 30, 2019 and 2018.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Note 8 – Concentrations

Accounts receivable as of June 30, 2019 are concentrated among three customers representing 64%, 16% and 11% of accounts receivable. As of December 31, 2018, three customers make up 72%, 15% and 11% of accounts receivable

Revenue includes a significant concentration among customers for the six-month ended June 30, 2019, in which two customers represent 72% and 14% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2018, in which two customers represent 42% and 21% of revenue.

Note 9 – Subsequent Events

Subsequent events have been evaluated through July 29, 2019, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

By:	/S/ Christopher Williams, President

Date: July 29, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/S/ Christopher Williams, President

Date: July 29, 2019